March 31, 2006

Via EDGAR and Facsimile

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Brian Cascio, Accounting Branch Chief

Re:	Cambridge Heart, Inc.

(File No. 000-20991)

Form 10-K for the fiscal year ended December 31, 2004

Response Letter dated March 17 , 2006

Dear Mr. Cascio:

On behalf of Cambridge Heart, Inc., a Delaware corporation (the “Company”), set forth below is the Company’s response to the comment of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) set forth in that particular letter dated March 17, 2006 (the “March 17th Letter”), relating to the Company’s earlier responses dated January 18, 2006 and March 7, 2006 (the “Original Response Letters”). The comment from the March 17th Letter is set forth below in italics and is followed immediately by the Company’s response.

Form 10-K for the Year Ended December 31, 2004

Item 8. Financial Statements and Supplementary Data, page 30

Note 8. Convertible Preferred Stock, page 43

Comment 1. We note your response to comment one in our letter dated February 17, 2006. In you response you indicated that not all of the specified events which constitute a Fundamental Transaction, and would require net-cash settlement, are within your “direct control.” Under paragraph 12 of EITF 00-19 instruments “that include any provision [even if remote] that could require net-cash settlement cannot be accounted for as equity of the company (that is, asset or liability classification is required for those contract), except in those limited circumstances in which holders of the underlying shares also would receive cash…Those conclusions do not allow for an evaluation of the likelihood that an event would trigger cash settlement.” Paragraph 27 of EITF 00-19 states, “generally, if an event that is not within the company’s control could require net-cash settlement, then the contract must be classified as an asset or a liability…For example, an event that causes a change in control of a company is not within the company’s control and, therefore, if a contract requires net –cash settlement upon change of control, the contract generally must be classified as an asset or a liability. Because your warrant holders may elect a fair value cash settlement upon a Fundamental transaction, which you consider to be outside your control, then you do not meet the criteria of EITF 00-19 for equity classification and you do not meet the scope of the exception of paragraph 11(a) of SFAS 133. Therefore, please amend your Form 10-K to record the warrants as liabilities and to record the periodic changes in the fair market value of the warrants in your statement of operations.

Based upon additional review of the terms and conditions of the Series B Convertible Preferred Stock Warrant Agreement (the “Warrant Agreement”) and the Staff’s comments in the March 17th letter, we concur that the fair value of the warrants to purchase Series B Convertible Preferred Stock (the “Series B Warrants”), originally issued on December 6, 2004, should be classified as a liability in accordance with EITF 00-19, and that periodic changes in the fair value of the Series B Warrants should be reflected in our statement of operations.

As a result of our discussions, we have revised our Form 10-K filing for the year ended December 31, 2005 (filing date March 31, 2006) to include restated financial statements (clearly labeled as such) for the period ended December 31, 2004, which reflect the classification of the Series B warrants as a liability, and to record any change in value from the December 6, 2004 issuance date. We have also included disclosure in the relevant sections of the MD&A and financial statement footnotes which provides a clear and concise narrative discussion of the restatement and its impact.

In addition, within the Form 10-K for the period ended December 31, 2005, we have restated the 2004 and 2005 quarterly statement of operations data to reflect the impact of the periodic changes in fair value of the Series B warrants throughout fiscal 2005. As a result, our net loss is reduced in the three quarterly periods of 2005 compared to the net loss presented in the financial statements previously filed on our Form 10-Q’s. Given that the changes in net loss are fundamentally a result of the volatility of our stock price throughout 2005 as it impacts the Black-Scholes fair value calculation of the Series B warrants, we believe that amending our 2005 10-Q filings would not provide investors with a clearer understanding of our historical operating results and financial position (since neither our cash position or operating results were impacted by the restatement), and could in fact, prove to be confusing and potentially misleading. Finally, as of March 31, 2006, we had no Series B warrants outstanding, and therefore there will be no additional impact on our statement of operations in future periods.

We hope that you find this to be responsive to your request. If you have any questions regarding any of the foregoing, or if you require any additional information, please call the undersigned at (781) 271-1200 (ext. 231).

Very truly yours,

/s/    Roderick de Greef

Roderick de Greef

Chief Financial Officer

CC:	David Chazanovitz; Cambridge Heart, Inc.

Joseph Mullaney; Nutter, McClennen & Fish

Rich Cummings; Vitale, Caturano & Company